SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-7 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 8-11 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 2, 2009 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On August 13, 2009, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.4293 U.S. dollar (EUR 0.6996 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average	High	Low
Quarter ended June 30, 2009	1.4020	1.3619	1.4270	1.2903

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2009 through July 2009, as reported by the Federal Reserve Bank of New York.

2009	High	Low
May	1.4126	1.3267
June	1.4270	1.3784
July	1.4279	1.3852
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Six Months Ended June 30, 2009
     The following information is based on unaudited financial information prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”). This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2009.
     The group’s total assets increased by 3.3%, or EUR 13.2 billion, from EUR 394.8 billion as of December 31, 2008 to EUR 408.0 billion as of June 30, 2009.
     The group’s operating result before valuation amounted to EUR 1,244 million for the six months ended June 30, 2009, compared with EUR 758 million for the same period of 2008. This increase was due to the positive development of interest income as well as the positive effect of a decline in interest rates in the money and capital markets in the period. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. The group’s consolidated result for the six months ended June 30, 2009, amounted to EUR 478 million, compared with a loss of EUR 75 million for the same period of 2008, and reflected the following significant factors:
•	A rise in risk provisioning of EUR 403 million, reflecting the increased impact of the global financial and economic crisis on KfW’s risk position. These risk provisions included individual impairments of EUR 295 million;

•	Charges in an amount of EUR 0.2 billion from valuations of securities and investments; and

•	Charges in an amount of EUR 151 million due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions. Under IFRS, the requirements for recognition and valuation of derivatives and hedges give rise to temporary effects which are reflected in the income statement. In KfW’s opinion, these effects do not adequately reflect that these hedges are economically effective.
Promotional Business Volume
     In early 2009, KfW reorganized its business areas in order to better reflect the nature of its ultimate clients and to facilitate the assignment of responsibility for the business areas to the members of KfW’s Managing Board. KfW currently conducts its business in the following six operative business areas:
•	KfW Mittelstandsbank (KfW SME Bank), which focuses on small- and medium-sized enterprises (“SMEs”) and other commercial clients;

•	KfW Privatkundenbank (KfW Private Client Bank) for private clients;

•	KfW Kommunalbank (KfW Municipal Bank), which is responsible for public clients, such as municipalities and regional promotional banks;

•	Export and project finance (KfW IPEX-Bank);

•	Promotion of developing and transition countries (KfW Entwicklungsbank and DEG); and

•	Financial markets, which comprises KfW’s treasury, funding, securitization, and other capital markets-related activities.

     In terms of reporting methodology, the former KfW Förderbank brand is no longer used and two new brands, KfW Privatkundenbank and KfW Kommunalbank, have been introduced. In addition, securitization commitments, which were reported in the former KfW Mittelstandsbank and KfW Förderbank business areas, are now included in the new financial markets business area. The ABS SME Portfolio, which was included in financing commitments of the former KfW Mittelstandsbank business area in 2008, has been merged into the ABS Portfolio and also allocated to the financial markets business area. Advisory services (grants) are no longer allocated to the operative business areas, but presented under the item “Others”. The scope of the export and project finance and the promotion of developing and transition countries business areas has remained unchanged.
     The following table sets forth a breakdown of commitments by new business areas for the first six months of 2009 as compared with the first six months of 2008. For comparative purposes, the commitments for the six months ended June 30, 2008 have been adjusted to reflect the new organizational structure.
Promotional Business Volume by Business Area

	Six months ended June 30,
	2009	2008
	(EUR in millions)
KfW Mittelstandsbank (1)	8,298	9,717

KfW Privatkundenbank	6,473	8,951

KfW Kommunalbank	2,132	4,365

Export and project finance (KfW IPEX-Bank)	3,613	8,306

Promotion of developing and transition countries	1,305	1,657
of which KfW Entwicklungsbank	1,039	961
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	266	696

Financial markets	1,534	1,663
of which securitization commitments	1,534	1,578

Others	41	16

Consolidation KfW IPEX-Bank (2)	-204	-33

Total promotional business volume (3)	23,191	34,642

(1)	Includes guarantees in an amount of EUR 0.8 million for the first six months of 2009 compared to EUR 13.9 million for the first six months of 2008.

(2)	Represents consolidation effects in relation to KfW IPEX-Bank, which acted as on-lending bank under certain of KfW Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities, commitments represent the actual volume of funds disbursed in the relevant year.
     KfW’s total promotional business volume declined from EUR 34.6 billion during the six months ended June 30, 2008 to EUR 23.2 billion during the six months ended June 30, 2009. This decline principally reflected a decrease in commitments in KfW’s domestic promotional business represented by KfW Mittelstandsbank, KfW Privatkundenbank and KfW Kommunalbank as well as a significant decrease in commitments of KfW IPEX-Bank.
     Commitments of KfW Mittelstandsbank declined from EUR 9.7 billion during the six months ended June 30, 2008 to EUR 8.3 billion during the six months ended June 30, 2009. This decrease was caused by reduced investment activities of SMEs due to the economic downturn in Germany. Commitments made by KfW under the KfW Sonderprogramm amounted to EUR 1.1 billion during the first six months of 2009.

     Commitments of KfW Privatkundenbank decreased from EUR 9.0 billion during the first six months of 2008 to EUR 6.5 billion during the same period of 2009, also as a result of the economic downturn in Germany.
     KfW Kommunalbank’s commitments declined from EUR 4.4 billion during the six months ended June 30, 2008 to EUR 2.1 billion during the six months ended June 30, 2009. This decrease principally resulted from a decline of EUR 1.4 billion in global funding facilities to Landesförderinstitute.
     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the six months ended June 30, 2009 amounted to EUR 3.6 billion compared with EUR 8.3 billion during the same period of 2008. This significant decrease was due, in particular, to major projects being postponed, which resulted in reduced demand for project financings.
     Commitments made by KfW Entwicklungsbank amounted to EUR 1,039 million during the six months ended June 30, 2009 compared with EUR 961 million during the six months ended June 30, 2008. Commitments of DEG decreased, amounting to EUR 266 million in the first six months of 2009 compared to EUR 696 million in the same period of 2008 due to reduced investment activities of private companies in developing countries as a result of the ongoing global financial and economic crisis.
     In terms of securitization activities, KfW’s financial markets business declined to commitments of EUR 1.5 billion in the six months ended June 30, 2009 from EUR 1.7 billion in the same period of 2008.
Sources of Funds
     The volume of funding raised in the capital markets for the first six months of 2009 was EUR 51.2 billion, of which 43% was raised in euro, 39% in U.S. dollars and the remainder in 13 other currencies.
Capitalization of KfW Bankengruppe as of June 30, 2009

(EUR in millions)
Borrowings
Short-term funds	32,482
Bonds and other fixed-income securities	295,641
Other borrowings	30,855
Subordinated liabilities (1)	3,247

Total borrowings	362,225

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	869
Retained earnings	5,762
Fund for general banking risks	100
Revaluation reserve	-454
Balance sheet loss	-3,436

Total equity	12,395

Total capitalization	374,620

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2009, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.

     The capitalization of KfW Bankengruppe as of June 30, 2009 is not necessarily indicative of its capitalization to be recorded as of December 31, 2009.
     The increase of EUR 575 million in total equity, which totaled EUR 12,395 million as of June 30, 2009 compared to EUR 11,820 million as of December 31, 2008, reflected (1) an increase of EUR 98 million in revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (2) KfW Bankengruppe’s consolidated result of EUR 478 million for the six months ended June 30, 2009.
     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2009, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 10.4% and its Tier 1 ratio amounted to 8.1% as of June 30, 2009.
Other Recent Developments
Recent Privatization Initiatives
     On July 23, 2009, KfW issued exchangeable bonds due in July 2014 in an aggregate principal amount of EUR 750 million, which are exchangeable into ordinary registered shares of Deutsche Post AG. Upon an exchange in full of these bonds, KfW’s ownership interest in Deutsche Post AG would be reduced by approximately 4.5% (approximately 54.1 million ordinary registered shares) of that company’s currently outstanding ordinary share capital. As of July 31, 2009, KfW held 368.3 million ordinary registered shares of Deutsche Post AG, which represented a stake of 30.5%.
Managing Board
     On September 30, 2009 Mr. Wolfgang Kroh will retire from his functions as member of KfW’s Managing Board. Mr. Kroh will not be replaced; instead, his responsibilities will be allocated to the remaining members of the Managing Board.

THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
2nd quarter 2008	-0.6	2.0
3rd quarter 2008	-0.3	0.8
4th quarter 2008	-2.4	-1.8
1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.3	-5.9
     The German economy expanded slightly in the second quarter of 2009 compared to the preceding quarter for the first time since the first quarter of 2008. Increases in household and government final consumption expenditure as well as capital formation in construction had a positive impact compared with the first quarter of 2009. Because price-adjusted imports declined more sharply than exports, the balance of exports and imports also supported GDP growth. Inventories shrank, however, and thus negatively affected growth.
     Compared with the second quarter of 2008 GDP in the second quarter of 2009 declined strongly.
Source: Statistisches Bundesamt, Gross domestic product increasing 0.3% in the 2nd quarter of 2009 on the previous quarter, press releases of August 13, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__298__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on previous	Percentage change on the same
Reference period	month	month in previous year
July 2008	0.6	3.3
August 2008	-0.3	3.1
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5
April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5
     The consumer price index for Germany declined by 0.5% in July 2009 compared to July 2008. Such a decline in the consumer price index has not been recorded since German reunification in 1990, while for the former territory of the Federal Republic, such an inflation rate was last recorded in Spring of 1987.

     The negative inflation rate continues to be attributable, in large measure, to significant price fluctuations for liquid fuel and motor fuels (mineral oil products). Mineral oil prices declined in July 2009 compared to June 2009, and current prices were far below the record level recorded in July 2008. In addition, the decline of food prices over the past several months was an important contributor to the low rate of price increase. The trends with respect to prices of energy and food are stronger than the price trends recorded for all other goods and services, although the share of the former in the weighting scheme does not exceed 20%. Excluding the trends with respect to the prices of energy and food, the inflation rate would have been 1.4% in July 2009 compared to July 2008.
     Compared to June 2009, prices in July 2009 remained stable.
Source: Statistisches Bundesamt, Consumer prices in July 2009: -0.5% on July 2008, press release of August 10, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__295__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
June 2008	7.6	7.3
July 2008	7.3	7.2
August 2008	7.0	7.2
September 2008	6.5	7.1
October 2008	6.3	7.1
November 2008	6.6	7.1
December 2008	7.2	7.1
January 2009	7.4	7.2
February 2009	8.0	7.3
March 2009	7.7	7.5
April 2009	7.7	7.6
May 2009	7.4	7.7
June 2009	7.5	7.7

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons decreased by approximately 81,000, or 0.2%, in June 2009 compared to June 2008. Compared to May 2009 the number of employed persons in June 2009 dropped by approximately 42,000, or 0.1%, after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in June 2009 increased by approximately 220,000, or 6.9%, compared to June 2008. Compared to May 2009, the seasonally adjusted number of unemployed persons in June 2009 increased by 30,000, or 0.8%.
Sources: Statistisches Bundesamt, The labor market in June 2009, Slight decline in employment figures
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell, templateId=renderPrint.psml]); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007

(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml).
Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to June 2009	January to June 2008
Foreign trade	57.8	104.7
Services	-7.5	-4.5
Factor income (net)	15.3	15.6
Current transfers	-16.5	-17.3
Supplementary trade items	-6.1	-6.0

Current account	43.0	92.5
Source: Statistisches Bundesamt, German exports in June 2009: —22.3% on June 2008, press release of August 7, 2009
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__290__51,templateId=renderPrint.psml).
Other Recent Developments
     At the beginning of August 2009, the amendment to the German constitution providing for a new “debt brake” rule (Schuldenbremse) came into effect. As previously reported, the debt brake imposes a constitutional limit on net borrowing for the Federal Government and the Länder.
Sources: Bundesregierung, Gesetzliche Neueregelungen, publication of July 30,, 2009
(http://www.bundesregierung.de/nn_1272/Content/DE/Artikel/ArtikelNeuregelungen/2009/2009-07-30-gesetzliche-neuregelungen.html); Bundesgesetzblatt Jahrgang 2009 Teil I Nr. 48, Gesetz zur zur Änderung des Grundgesetzes (Artikel 91c, 91d, 104b, 109, 109a, 115, 143d), published on July 31, 2009.
     The Federal Ministry of Finance expects that the general government deficit in 2009 will rise to approximately 4% of nominal GDP, which would be well above the prescribed Maastricht treaty deficit ratio of 3% of nominal GDP.
Source:Bundesministerium der Finanzen, Monatsbericht Juli 2009, page 42
(http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Aktuelles/Monatsbericht__des__BMF/2009/07/inhalt/mobe__dokument__gesamt,property=publicationFile.pdf).
     In July 2009, the law on the further stabilization of the financial market (Gesetz zur Fortentwicklung der Finanzmarktstabilisierung) came into effect. The law provides the legal basis for a new asset relief scheme for banks in Germany aimed at addressing uncertainties regarding the quality of banks’ assets and supplements previously adopted stabilization measures (i.e., government guarantees, recapitalization measures and risk assumption) by providing for three different types of bad bank models. As with the previously adopted stabilization measures, participation by banks in the asset relief scheme will be voluntary.

     The first model allows banks to transfer structured securities to separate, bank-specific special purpose vehicles in exchange for bonds guaranteed by the German Financial Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) (the “Fund”). The model provides for a method to calculate the “fundamental value” (i.e., a theoretical fair price of the transferred securities). Banks taking advantage of this model will be required to pay the difference between the transfer value and the fundamental value from distributable profits in annual tranches over a period of up to 20 years and will be required to compensate any further losses incurred on the transferred assets thereafter. In addition, banks using the special purpose vehicle model will have to pay an annual fee for the guarantee provided by the Fund and will be subject to certain operating restrictions (e.g., restrictions on expansion plans, as well as caps on payments to shareholders and on bonuses). Applications to take advantage of the special purpose vehicle model must be made no later than January 23, 2010. The European Commission approved the special purpose vehicle model under EU state aid rules at the end of July 2009.
     The other two bad bank models may be implemented either under German federal law or the laws of the Länder. These models will allow banks to spin-off the economically sound core bank; other risk positions and non-strategic business operations are to be liquidated in separate, bank-specific liquidation sub-agencies (Abwicklungsanstalten). These liquidation sub-agencies will not be credit institutions under the German Banking Act (Kreditwesengesetz) and will not be subject to IFRS reporting requirements or Basel II rules. However, the shareholders/owners of the banks taking advantage of these bad bank models will generally be obliged to compensate any loss of the sub-agency. The European Commission will examine these bad bank models under EU state aid rules on a case-by-case basis.
Sources: European Commission, State aid: Commission approves German asset relief scheme, press release of July 31, 2009
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/09/1216&format=HTML&aged=0&language=EN&g uiLanguage=en);.SoFFin, Gesetz zur Fortentwicklung der Finanzmarktstabilisierung — Kernpunkte und Einschätzung der FMSA (http://www.soffin.de/fortentwicklung.php).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
Titel: Vice President

Date: August 14, 2009